Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Plus Inc.

Subject Company: Hennessy Capital Investment Corp. V

SEC File No.: 001-39892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 8, 2021

HENNESSY CAPITAL INVESTMENT CORP. V

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39892	85-3433864
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3415 N. Pines Way, Suite 204 Wilson, Wyoming	83014
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (307) 201-1903

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of Class A common stock, par value $0.0001 per share	HCIC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	HCICW	The Nasdaq Stock Market LLC
Units, each consisting of one share of Class A Common Stock and one-fourth of one Redeemable Warrant	HCICU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02 Termination of a Material Definitive Agreement.

As previously disclosed, on May 7, 2021, Hennessy Capital Investment Corp. V (“HCIC”) entered into a Merger Agreement and Plan of Reorganization (as amended and restated on June 19, 2021, the “Merger Agreement”) with PlusAI Corp, an exempted company incorporated with limited liability in the Cayman Islands (“Plus”), Plus Inc., an exempted company incorporated with limited liability in the Cayman Islands (“PubCo”), Prime Merger Sub I, Inc., an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly-owned subsidiary of PubCo, Prime Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of PubCo, and Plus Holdings Ltd., an exempted company incorporated with limited liability in the Cayman Islands and wholly-owned subsidiary of Plus, to effect HCIC’s initial business combination with Plus. In light of recent developments in the regulatory environment outside of the United States, Plus is pursuing a potential restructuring of certain aspects of its business. Given the November 8, 2021 “outside date” set forth in the Merger Agreement, HCIC and Plus have mutually agreed to terminate the Merger Agreement effective as of November 8, 2021.

HCIC and Plus may enter into discussions with respect to a potential new business combination transaction following any such restructuring, though they are under no obligation to do so and there can be no assurance that any such discussions would result in the parties reaching a definitive agreement with respect to a potential new business combination.

Neither party will be required to pay the other a termination fee as a result of the mutual decision to terminate the Merger Agreement.

Item 7.01 Regulation FD Disclosure.

On November 8, 2021, HCIC and Plus issued a joint press release announcing the mutual termination of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The foregoing information (including Exhibit 99.1 hereto) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

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Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or HCIC’s or Plus’s future plans, strategy and performance. Such forward-looking statements include, but are not limited to, the restructuring of certain aspects of Plus’s business and statements relating to the proposed business combination between Plus and HCIC, including possible future discussions between the parties with respect to a potential new business combination transaction. Such forward-looking statements are based on current expectations that are subject to numerous important factors, risks and uncertainties that may cause actual events or results to differ materially from expectations expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made as of the date of this Current Report on Form 8-K, and neither HCIC nor Plus assumes any obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Number	Description
99.1	Joint Press Release of Hennessy Capital Investment Corp. V and PlusAI Corp issued November 8, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 8, 2021

Hennessy Capital Investment Corp. V

By:	/s/ Nicholas A. Petruska
Name: Nicholas A. Petruska
Title: Chief Financial Officer

Exhibit 99.1

Hennessy Capital Investment Corp. V and Plus Mutually Agree to Terminate Business Combination Agreement

NEW YORK and CUPERTINO, Calif. – November 8, 2021 – Hennessy Capital Investment Corp. V (NASDAQ: HCIC) (“HCIC V” or “Hennessy Capital”), a publicly traded special purpose acquisition company, and Plus (formerly Plus.ai), a global provider of self-driving truck technology, announced today that the companies have mutually agreed to terminate their previously announced Merger Agreement and Plan of Reorganization, effective immediately, given the November 8, 2021 “outside date” set forth in the Merger Agreement. In light of recent developments in the regulatory environment outside of the United States, Plus is pursuing a potential restructuring of certain aspects of its business, after which HCIC V and Plus may enter into discussions with respect to a potential new business combination.

Daniel J. Hennessy, Chairman and CEO of HCIC V, said: “HCIC was formed to merge with a company that provides sustainable technologies. We believe in the potential for autonomous trucks to transform the trucking industry and in Plus’s ability to continue its global deployment of autonomous trucking technology. We remain optimistic that the parties can once again explore a business combination in the near term that will further advance sustainable transportation.”

“Plus has achieved tremendous momentum in executing against our plans to bring autonomous trucks to market globally. In 2021, we started delivery of our driver-in autonomous driving solution, PlusDrive, to customers and received thousands of pre-orders. We also completed a fully driverless truck demo on a highway that showcased the future of trucking. We are grateful for the support we have received from the Hennessy team, whose commitment to sustainable commercial transportation technologies we share,” said David Liu, CEO and Co-founder at Plus.

Neither party will be required to pay the other a termination fee as a result of the mutual decision to terminate the Merger Agreement.

About Hennessy Capital Investment Corp. V

Hennessy Capital Investment Corp. V is a special purpose acquisition company (or SPAC) which raised $345 million in its IPO in January 2021 and is listed on the Nasdaq Capital Market (NASDAQ: HCIC). Hennessy Capital Investment Corp. V was founded by Daniel J. Hennessy to pursue an initial business combination, with a specific focus on businesses in the sustainable industrial technology and infrastructure industries. For more information, please visit www.hennessycapllc.com.

About Plus

Plus is a global leader in autonomous driving technology for long-haul trucking, headquartered in Silicon Valley. Plus is developing high-performance full-stack Level 4 autonomous driving technology to enable driverless trucks. Plus’s first commercial product, PlusDrive, is a driver-in solution that supports drivers to make long-haul trucking safer, more efficient, more comfortable, and more sustainable. PlusDrive is already being delivered to world-class fleets and truck manufacturers. For more information, please visit www.plus.ai or follow us on LinkedIn or YouTube.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Hennessy Capital’s or Plus’s future plans, strategy and performance. Such forward-looking statements include, but are not limited to, the capability of Plus’s technology, the restructuring of certain aspects of Plus’s business and statements relating to the proposed business combination between Plus and Hennessy Capital, including possible future discussions between the parties with respect to a potential new business combination transaction. Such forward-looking statements are based on current expectations that are subject to numerous important factors, risks and uncertainties that may cause actual events or results to differ materially from expectations expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made as of the date of this press release, and neither Hennessy Capital nor Plus assumes any obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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CONTACTS

HCIC
Cody Slach

Gateway IR

949-574-3860
HCIC@gatewayir.com

PLUS
Media
Lauren Kwan
pr@plus.ai

Investors

Jessie Fan
ir@plus.ai